U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    E.I. DU PONT DE NEMOURS & CO.

2.  Name of person relying on exemption:
    DUPONT SHAREHOLDERS FOR FAIR VALUE

3.  Address of person relying on exemption:
    P.O. Box 231, Amherst, Mass.   01004

            (DuPont Shareholders for Fair Value logo)

      Research Identifies Market Risks To Dupont Investors
For Immediate Release           For Information Contact
Thursday April 20, 2006         Sanford Lewis 413 549-7333

A research report commissioned by DuPont investors concludes that DuPont (NYSE:DD)remains at financial risk due to the company's continued use of the chemical perfluorooctanoic acid (PFOA). The report documents efforts by DuPont competitors to bring PFOA-free products to market, and momentum away from PFOA-based products by retailers such as McDonalds. PFOA is a used in production of Teflon cookware and grease and stain repellent coatings for carpets, textiles and fast-food wrappers, and is of concern due to persistence in the environment and potential health effects such as cancer, liver damage, and birth defects.

The report on behalf of DuPont Shareholders for Fair Value (DSFV) states that despite publicity regarding EPA's PFOA Stewardship program, DuPont has only agreed with EPA to put a "cap" on the amount of PFOA in consumer products and emissions and to work toward new non-PFOA products over time. In the meantime, DuPont faces new consumer and regulatory risks. Last month, EPA proposed a new rule to require any company that makes certain new substances related to PFOA to file a premanufacture notice, based on the agency's assessment that it can no longer presume safety. In California, a petition seeks to have PFOA listed as a carcinogen under Proposition 65, which could require companies warn consumers before exposure to PFOA.

The report, titled "Despite Recent Concessions to EPA, Shareholder Value Remains at Risk at DuPont," also includes an eyewitness account from carpet mills where Stainmaster is applied, potentially causing major worker or environmental exposures. The report highlights potential liabilities, noting last year's DuPont lawsuit settlement in West Virginia related to PFOA exposures in drinking water for over $100 million. (A similar suit, on contamination of drinking water near DuPont's Chambers Works plant in New Jersey was filed this week.)

Attorney Sanford Lewis, the report's author, said that he believes DuPont is "prolonging the agony and the danger to its shareholders" by gradually capping product content, instead of
expeditiously phasing out PFOA.   In response to the emerging
information, a group of investors issued an open letter today asking DuPont to quickly phase out PFOA and to disclose risks from "consumer concerns, reputational damage or market fluctuations related to PFOA."

DSFV is an informal group of DuPont shareholders that includes Amalgamated Bank's LongView Collective Investment Fund, the United Steelworkers union ("USW"), Green Century Capital Management and the Sisters of Mercy, Merion Regional Community, Merion, PA. The report, the letter from investors, and audio interviews with financial, legal and scientific experts are available at DupontShareholdersAlert.org. A resolution requesting a report on options for an expedited phase-out will be voted on by DuPont shareholders at the upcoming April 26th shareholder meeting. (Legal Note: This communication is not a proxy solicitation, and DSFV will not accept any proxies.)
#  #  #

          AN OPEN LETTER TO DUPONT MANAGEMENT REGARDING
          THE THREAT TO SHAREHOLDER VALUE POSED BY PFOA

April 20, 2006

TO: DuPont Board of Directors and Management

The undersigned are DuPont shareholders and other members of the investment community concerned that DuPont's continued production and use of PFOA (perfluorooctanoic acid) may undermine shareholder value. In particular, we are troubled that to the extent that DuPont?s strategy involves the continued use and production of PFOA and its precursors, there may be significant impacts on earnings or shareholder value resulting from reputational damage, liability, or marketplace abandonment of PFOA-related products.

DuPont is the only US producer of PFOA, which is used in the production of stain repellent coatings such as food packaging, textiles and carpets, and is also used as a processing aid in the manufacture of fluoropolymers for use in non-stick surfaces such as Teflon coated cookware.

Animal and human studies have found a likely association of PFOA with a wide array of health harms, ranging from elevated cholesterol, to liver damage, birth defects, and cancer. As a result of these studies, most involving animal testing, PFOA has come under increasing scrutiny in regulatory, consumer and judicial forums.

DuPont has paid a record $16.5 million civil settlement to the EPA recently for alleged failures to disclose hazards related to the chemical. The ongoing Department of Justice grand jury probe could yet result in separate criminal charges being brought against DuPont or its officers.

In a development that has received much publicity, DuPont management has agreed under the EPA?s "PFOA Stewardship" program to reduce environmental emissions of PFOA and to "cap" product content.

Although the EPA PFOA Stewardship program requires companies to commit to "working toward" the elimination of PFOA and PFOA precursors in products, the DuPont management's commitment to that ultimate goal appears to be ambivalent. Nowhere in its letter of "commitment" to EPA does DuPont management agree to eliminate the use or production of PFOA on any timeline. Instead, the management targets PFOA emissions and states its plans for "caps" on residues in products. In other words, as things stand now the company may be planning to continue to produce and use PFOA not just over the next ten years, but indefinitely, and may even allow some "capped" amounts of PFOA or PFOA precursors in DuPont products.

Despite the recent DuPont concessions to EPA, we believe that shareholder value remains at risk. The following issues represent threats to shareholder value that may have imminent or long term impact on the company:

-Manufacturer, retailer and consumer migrations from DuPont's PFOA products. Major retailers, such as Wal-Mart and McDonalds, have recently indicated intentions to reduce PFOA in products sold. Though DuPont may be "capping" PFOA content in products, there is little reason to expect that consumers or retailers will necessarily accept PFOA content in any amount, especially as competitors develop PFOA free alternatives. DuPont's Teflon non-stick cookware products continue to receive media scrutiny.

- Entry of competitors into DuPont markets. The search for alternatives is driving DuPont's competitors, who are bringing
PFOA-free products to market.

- Possible expedited US, state or foreign regulatory action. On March 7, the USEPA published a Federal Register notice asserting that it can no longer presume that long chain polymers similar to PFOA 'will not present an unreasonable risk to human health or the environment.' The agency proposed withdrawing a longstanding exemption to premanufacture notices under the Toxic Substance Control Act for those seeking to manufacture or import new substances of this kind.

- Potential liability related to consumer and environmental exposures to PFOA at DuPont and other companies. Consumer liability suits have been filed against DuPont over the alleged toxicity of Teflon, and numerous issues of potential environmental contamination have been raised at several sites.

Based on the company's disclosures, the product lines involved represent at least a billion dollars in annual revenues. Yet, to date, DuPont has failed to detail any impacts on shareholder value or company earnings resulting from the elevated consumer concerns, reputational damage or market shifts related to PFOA impacts.

In conclusion, we believe shareholder value remains at risk as long as PFOA is used in manufacture, or can be a breakdown byproduct, of DuPont products. We urge DuPont management to move toward a genuine and phase-out of the use of PFOA and of any substances that can break down to PFOA, and to provide better disclosure of the financial impacts the controversy is having and of the options for expediting DuPont's movement out of PFOA chemistry.

Sincerely,

Adam Kanzer
Domini Social Funds

Andrew Shalit
Green Century Capital Management

John Harrington
Harrington Investments

Julie Gozan
Amalgamated Bank Longview Funds

Pat Zerega,
Director Corporate Social Responsibility,
Evangelical Lutheran Church in America

Lauren Compere
Boston Common Asset Management

Neil Stallings
Sierra Club Funds

Valerie Heinonen
Mercy Investments

Michael Passoff
As You Sow Foundation